EXHIBIT 21.1

Subsidiaries of Swisher Hygiene Inc.

Name	State or Other Jurisdiction of Incorporation or Organization

1283465 Ontario Inc.	Ontario
7324375 Canada Inc.	Canada
7624026 Canada Inc.	Canada
Eskimo Pie Corporation	Virginia
Four State Hygiene, Inc.	Pennsylvania
Swisher Hygiene USA Operations, Inc.	Delaware
Integrated Brands, Inc.	New Jersey
Santec Chemical (DBA filing)	Florida
Swisher Hygiene Franchise Corp	North Carolina
Swisher International, Inc.	Nevada
Swisher Maids, Inc.	North Carolina
Swisher Pest Control Corp.	North Carolina
Service Puerto Rico 4725, LLC	Puerto Rico
Service Tampa, LLC	Florida
Service Michigan, LLC	Florida
Sanolite Corp.	New York
SWSH Daley Mfg., Inc.	Delaware
SWSH Arizona Mfg., Inc.	Delaware
SWSH Mount Hood Mfg., Inc.	Delaware
SMS Service, LLC	Delaware